October 29, 2010
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-12518

Dear Mr. Vaughn:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 29, 2010 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F.

****************************

Form 20-F for the fiscal year ended December 31, 2009

General

1.
We note your disclosure on pages 24 and 26 that in October 2007, RFS Holdings B,V., a company owned partially by you, acquired ABN AMRO Holding N.V., which was renamed The Royal Bank of Scotland Holding N.V, in April 2010. We are aware of a U.S. Department of Justice press release dated May 10, 2010, reporting that the former ABN AMRO Bank N.V. agreed to forfeit $500 million to the United States in connection with violations of law that involved illegal U.S. dollar transactions on behalf of financial institutions and customers from Iran, Libya, Sudan, Cuba, and other countries sanctioned in programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”), including a limited number of transactions that occurred in 2007. Please tell us, to the best of your knowledge, whether the transactions covered by this agreement include transactions that occurred after ABN AMRO Holding N.V. was acquired by RFS Holdings B.V. Describe to us in reasonable detail the nature of any such transactions, the countries involved, and the aggregate dollar value of the transactions related to each country.

Response

We confirm that to the best of our knowledge none of the transactions covered by the Deferred Protection Agreement relate to transactions by ABN AMRO Holding N.V., ABN AMRO Bank N.V. or any of its controlled subsidiaries occurred after the acquisition of ABN AMRO Holding N.V. by RFS Holding B.V. on October 17, 2007.

2.
We note the disclosure on page 166 and elsewhere that you operate in Latin America and Asia, regions that can be understood to include Cuba, Iran, and Syria. As you know, Cuba, Iran, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with those countries since your letter to us dated April 27, 2007. Your response should address both direct contacts and contacts through subsidiaries, affiliates, or other indirect means. It should describe any services or funds you have provided to individuals and institutions of those countries, directly or indirectly, since your letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time. Finally, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran.

Response
Iran

Our contacts with, and financial services related to, Iran are limited to the following:

Legacy export credits and performance guarantees:

Since our letter dated April 27, 2007, Grupo Santander has undertaken significant steps in withdrawing from the Iranian market. It has closed its representative office in Iran and has ceased all banking activities (correspondent relationship, taking deposits from Iranian entities, issuing export letters of credit) in that country, except with respect to certain long-term performance guarantees and export credits which were in place prior to that date and which we are not contractually allowed to cancel without paying the guaranteed amount (in the case of the performance guarantees) or forfeiting the outstanding credit amount (in the case of the export credits) to the Iranian beneficiary.

As of June 30, 2010, the amounts outstanding under long term export credits provided by Banco Santander are as follows: €17.8 million with Bank Sepah and €16.2 million with Bank Mellat. Of that amount, 98.7% is insured by official export credit agencies (Spanish CESCE and French COFACE).

The outstanding amount of performance guarantees (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participate in public bids in Iran) as of June 30, 2010 cannot be stated, since our systems track our exposure with respect to these types of stand-by letters of credit on a per applicant (as opposed to on a per beneficiary) basis. As a result, we cannot, without significant burden and expense, calculate our aggregate exposure to performance guarantees with respect to which the beneficiary is an Iranian entity.

Financial assets:

As of June 30, 2010, Banco Santander and its majority owned affiliate Banesto had € 2.7 million in loans (mortgages mainly) extended to Iranian nationals who had an account open with Grupo Santander.

Deposits:

In addition to these financial assets, the balance as of June 30, 2010 of current accounts, deposits and time deposits held in Grupo Santander by Iranian nationals (a total of 280 accounts) amounts to €5.6 million.

We believe that Section 104 of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 is not applicable to Grupo Santander, in light of the interpretations of the U.S. Department of the Treasury’s Office of Foreign Assets Control in Section 561.404 of the Iranian Financial Sanctions Regulations, 31 C.F.R. Part 561, since we do not believe we have engaged in any transactions or provided financial services that fall within the scope of this law.

Cuba

Our contacts with, and financial services related to, Cuba are limited to the following:

Correspondent relationships:

Banco Santander and/or its affiliates have correspondent relationships with banks in a number of different countries, including Cuba, for the purpose of carrying out commercial transactions on behalf of our customers. Correspondent relationships exist with the following Cuban banks: Banco Exterior de Cuba, Banco Internacional de Comercio, Banco Popular de Ahorro, Banco de Crédito y Comercio, Banco Financiero Internacional, Banco Nacional de Cuba and Banco Metropolitano. Our volume of commercial transactions to and from Cuba pursuant to these correspondent relationships continues to be very low, as explained in our letter of April 27, 2007.

Financial assets:

As of June 30, 2010, the total amount of financial assets related to Cuba was €41.2 million, of which €40.7 million corresponds to various loans to a tobacco export company, 50% owned by a UK based multinational tobacco company. The loans are guaranteed by the UK based multinational.

Deposits:

As of June 30, 2010, Banco Financiero Internacional had five time deposits with Banesto for a total value of €104.2 million. Banesto had received a further €2.0 million in deposits from Cuban non-financial entities. The balances of current accounts, deposits and time deposits made by Cuban entities and individuals in Banco Santander in Spain is €5.4 million (of which less than €0.4 million relates to the Cuban embassy and consulate and official press agency, and the rest pertains to approximately 450 Cuban nationals).

Sudan

Our contacts with, and financial services related to Sudan are very limited and relate to the following:

Correspondent relationships:

As explained in our letter of February 2, 2007, our correspondent banking relationships in Sudan are – and historically have been – de minimis. Currently, Banco Santander does not maintain a correspondent banking relationship in Sudan, but two of its affiliates (Banesto and Banco Santander Uruguay) do so with the purpose of supporting the commercial activity of their customers in Sudan. The banks with which there is a correspondent banking relationship are Byblos Bank Africa Limited and Sudanese French Bank.

Financial assets and financial liabilities:

As of  June 30, 2010, the Group had financial assets of €0.006 million from Sudanese nationals and financial liabilities of €0.011 million to Sudanese nationals.

Syria

Our contacts with, and financial services related to, Syria are very limited and relate to the following:

Correspondent relationships:

After our letter of April 27, 2007, Santander cancelled its correspondent banking relationship with the Commercial Bank of Syria. Banesto, an affiliate of Grupo Santander, maintains correspondent banking relationships with Damascus Syrian Arab Republic – Arab Bank Syria, S.A., Banque Bemo Saudi Fransi and Banque Centrale de Syrie. The activity is very low.

Financial assets:

As of June 30, 2010, the total amount of financial assets related to Syria was €0.012 million.

Deposits:

As of June 30, 2010, Syrian nationals maintained current accounts, deposits and time deposits in the Group for a total amount of €7.4 million. Of such amount, €3.2 million was held in two current accounts by one individual in Banco Santander (Suisse), €1.0 million was held by the Syrian embassy in Madrid, and the rest was widely distributed.

3.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria that you, describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Response

In assessing the materiality of our contacts with Iran, Cuba, Sudan and Syria, we believe that they are an entirely insignificant and non-material component of our business. In assessing the materiality of our contacts with these countries, both individually and in the aggregate, we have considered both quantitative and qualitative factors. For the reasons we describe below, we believe that our contacts with Iran, Cuba, Sudan and Syria are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our securityholders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in these countries upon our reputation and share value.

In quantitative terms, we believe that our contacts with these countries, individually and in the aggregate, are not material. In terms of our results of operations, we estimate that less than 0.02% of our net attributable income and less than 0.01% of our net interest income for the six months ended June 30, 2010 were generated from our contacts with these countries. These contacts have made no material contribution to our results of operations and are not expected to have any material impact in subsequent periods. In terms of our financial condition, as of June 30, 2010, the aggregate financial assets held by Grupo Santander of these four countries represent less than 0.01% of the consolidated financial assets of the Group, and the aggregate financial liabilities of Grupo Santander with these four countries represent less than 0.02% of the consolidated financial liabilities of the Group. Although we are unable to estimate the impact of our contacts with these countries on our results of operations and financial condition for prior periods without undue burden and expense, we believe the estimates as of June 30, 2010 are generally consistent with the magnitudes of such impact on our results of operations and financial condition since our letter of April 27, 2010. Accordingly, these contacts have made no material contribution to our results of operations or financial condition, nor are they expected to have any material impact thereon in subsequent periods.

Further, we do not believe that any of our past or current contacts with these countries would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank such as ours to have correspondent banking relationships throughout the countries of the world with which the Spanish government maintains trade relations.

Item 3. Key Information

A. Selected Financial Data, page 6

4.
We note your disclosure of certain Credit Quality Data information and ratios on pages 8 and 9. In order to promote greater clarity and transparency, specifically related to your loans and lending credit quality, please revise future filings to present the ratio of your allowances for impaired balances, inclusive of country risk but exclusive of the allowance for contingent liabilities, as a percentage of only gross loans. We believe this would present a more accurate reflection of the coverage of your allowance related only to loan losses to total gross loans. To the extent you choose to continue to present your other ratios, such as those where the denominator includes contingent liabilities, please revise to more clearly disclose their usefulness and limitations in evaluating the credit quality of your loan portfolio.

Response

We disclose our ratio for the Allowances for impaired balances (excluding country risk and including contingent liabilities) as a percentage of total loans and contingent liabilities because we consider it useful information when evaluating credit quality since it reflects the coverage of our balances with customers that bear credit risk (both on balance-sheet and off balance sheet items).

Nevertheless, we have taken into consideration the Staff’s comments concerning enhanced clarity and transparency of the information relating to our loan portfolio credit quality data and, accordingly, we will present the credit quality data including and excluding contingent liabilities in order to provide the reader the relevant information to compare it with similar ratios presented by other institutions in the banking industry.

We will retain the disclosure of the allowance for impaired balances including contingent liabilities and have included a footnote to the table explaining why we believe the ratio is important.

We present below the modifications that we will include, in future filings, in the section “Credit Quality Data” of the table included on page 8 of our 20-F (we have underlined the wording that we have added and struck through deleted text):

	2009	2008	2007	2006	2005
Credit Quality Data  ~~(excluding country risk)~~ Loans and advances to customers:
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.55%	1,95%	1.50%	1.53%	1.51%

~~Allowances for impaired balances (**) (excluding country risk)~~	~~18,497,070~~	~~12,862,981~~	~~9,302,230~~	~~8,626,937~~	~~7,047,475~~

~~Impaired balances (*) (10)~~	~~24,553,624~~	~~14,190,813~~	~~6,178,655~~	~~4,607,547~~	~~4,341,500~~

Impaired balances as a percentage of total gross loans	3.43%	2.19%	1.05%	0.86%	0.98%

Allowances for impaired balances as a percentage of impaired balances	74.3%	89.1%	143.2%	177.0%	155.1%

Net loan charge-offs as a percentage of total gross loans	1.27%	0.60%	0.46%	0.34%	0.23%

Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)

Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	2.44%	1.83%	1.42%	1.45%	1.43%

Impaired balances (**) as a percentage of total loans and contingent liabilities	3.24%	2.02%	0.94%	0.78%	0.88%

Allowances for impaired balances (**) as a percentage of impaired balances (**)	75.33%	90.64%	150.55%	187.23%	162.33%

Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.17%	0.55%	0.41%	0.31%	0.21%

(*) we disclose these ratios because our credit risk exposure comprises both loans and advances to customers and contingent liabilities, both of which are subject to impairment and hence, we set aside allowances for them.

(**) Balances of loans and contingent liabilities

Item 4. Information on the Company

Recent Events — Downgrade of Greek and Spanish Sovereign Debt Ratings, page 30

5.
We note your disclosure to the recent downgrades of Greek, Spanish and Portuguese debt ratings and the European Central Bank's recent actions to off-set the negative impacts from the debt ratings downgrades. Given these market concerns, and your significant exposure to sovereign counterparties, please tell us and enhance your disclosure in future filings to provide further quantitative exposure, by country, to any country whose credit rating is AA or below. Further, in light of your exposure to Spain, please revise this section to quantify your exposure to Spanish sovereign debt. As part of your response, please identify the financial statement line item in which these exposures are included.

Response

Our exposure to sovereign counterparties is recorded under the captions “Financial assets held for trading - Debt instruments”, “Other financial assets at fair value through profit or loss – Debt instruments”, “Available for sale financial assets – Debt securities” and “Loans and receivables” on our balance sheet.

We have taken into consideration the Staff’s comments and we indicate below our proposed disclosure in future filings to enhance the understanding of our exposure to sovereign counterparties in future filings. This information will be included in Item 4 Information of the Company – Business Overview:

“Our exposure to sovereign counterparties organized by credit rating as of December 31, 2009 is as follows (the exposure is included in the financial statement line items “Financial assets held for trading - Debt instruments”, “Other financial assets at fair value through profit or loss – Debt instruments”, “Available for sale financial assets – Debt securities” and “Loans and receivables“):

	In millions of euros
Rating of sovereign counterparties (Fitch and S&P)	Sovereign debt	Loans and advances

AAA	45,860	10,674
AA	129	-
A	3,748	856
BBB	32,298	1,014
Below BBB	176	72

TOTAL	82,212	12,616

Specifically, our exposure to Greece, Portugal and Spain as of December 31, 2009 is €0.0, €3.1 and €48 billion, respectively. Other than these three countries and Ireland (AA) (to which our exposure amounted to €0.0 billion as of December 31, 2009), there are no other sovereign counterparties whose credit rating was downgraded in the past 12 months.

As of December 31, 2009, the Group had negligible direct exposure to Greek sovereign or bank debt. However, the downgrading of the sovereign ratings for Spain (On April and May 2010 from AAA to AA+)  and Portugal (On May 2010 from AA to AA-) may (i) negatively impact the value of our Spanish and Portuguese sovereign debt holdings, (ii) increase our funding costs should the spread between Spanish and Portuguese sovereign debt and German sovereign debt (the benchmark for the euro zone) increase, although this would be partially offset by the related increase in mark to market value of the Bank’s German sovereign debt holdings, and (iii) negatively impact the trading price of the Bank’s common shares as a result of the increased risk premium and the related increase in the Bank’s cost of capital”.

Non-accrual of Interest Requirements, page 57

6.	Please revise your future filings to address the following:

a.
Clarify whether you have ceased the accrual of interest income on loans classified as non-accrual and explain the difference between a loan classified as non-accrual versus impaired. If you have ceased the accrual of interest income, please tell us how you apply the guidance in paragraph AG 93 of IAS 39.

b.
If you continue to accrue interest pursuant to paragraph AG93 on loans classified as “nonaccrual”, please revise your future filings to more accurately label these loans. Please revise future filings to clarify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan.

c.
More thoroughly discuss specifically how your non-accrual policy affects other aspects of your loan portfolio, such as past due and nonaccrual loans, as well as other aspects of your credit quality such as charge-offs, the provision, and the allowance for loan losses.

Response

We agree with the Staff’s comments that the label “non-accrual loans” is confusing. Non-accrual assets refer to impaired assets + loans classified as category 5 and 6 of country risk exposures.  Given that impaired assets represent 99.99% of the total non-accrual assets, the usage of the terms non-accrual assets and impaired assets was sometimes inconsistent.

According to our accounting policy and pursuant to Bank of Spain regulation, we cease accruing interest on the basis of contractual terms of any asset classified as an impaired asset and  those country risk exposures classified under categories 5 and 6. Pursuant to paragraph AG93 of IAS39, we recognize net implicit interest income using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

 In order to 1) clarify the references to impaired loans and 2) clarify our policy regarding the accrual of interest income for non-accrual assets, we will revise and enhance our disclosure under “Item 4-Information on the Company. B. Business Overview. Classified Assets”, as follows:

“Non-Accrual of Interest Requirements

The Group stops accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset and on category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings.  Thereafter, the bank recognizes the passage of time (financial effect) releasing provisions for loan losses by calculating the present value of the estimated future cash flows using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis~~.,accounts for such collected interest on a cash basis recording interest payments as interest income when collected.~~

The following table shows the amount of non accrued interest owed on ~~non-accruing~~ impaired assets and the amount of such interest that was received:

	IFRS-IASB At December 31,
	2009	2008	2007
	(in thousands of euros)
Non accrued interest on the basis of contractual terms owed on ~~non-accruing~~ impaired assets
Domestic	765,101	231,486	80,133
International	1,829,676	489,241	291,987
Total	2,594,777	720,727	372,120
Non accrued interest on the basis of contractual terms received on ~~non-accruing~~ impaired assets
Domestic	151,459	95,428	81,233
International	157,724	125,386	103,031
Total	309,183	220,814	184,264

The balances of the ~~recorded investment in~~ impaired loans as of December 31, 2009, 2008 and 2007 are as follows:

	Thousands of Euros
	2009	2008	2007
Other impaired loans (*)	3,283,860	2,417,529	1,260,497
Impaired loans more than ninety days past due	21,269,764	11,773,284	4,918,158
Total impaired loans	24,553,624	14,190,813	6,178,655

(*) See above “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in Note 10 to our consolidated financial statements.”

Bank of Spain Charge-off Requirements, page 61

7.
Please address the following regarding your disclosure here: “Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery.”

a.
Tell us how this relates to your following disclosure on page 89, “According to Bank of Spain’s requirements, non-performing loans must be wholly provisioned (hence all the credit loss recognized) when they are more than 24 months overdue, or after more than 6 years for secured mortgage loans.”

b.
Further, tell us what you mean by “wholly provisioned” and why an impaired loan would not need to be wholly provisioned to recognize the full amount of credit loss on the loan at the time it was initially deemed to be impaired.

c.
In light of the fairly long-term triggers such as two to six years as referenced above and in order to provide transparency into the length of delinquencies within your portfolio, please tell us and revise your future filings to provide an aging of your past due loans by category that quantifies by series of buckets to understand the length of time loans have been past due. Please provide sufficient granularity in your buckets to allow the reader to understand the progression of loans over time. Provide narrative disclosure addressing any delinquency trends reflected.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined.

a.
Tell us how this relates to your following disclosure on page 89, “According to Bank of Spain’s requirements, non-performing loans must be wholly provisioned (hence all the credit loss recognized) when they are more than 24 months overdue, or after more than 6 years for secured mortgage loans.”

As explained on page 90 of our 2009 Form 20-F “the credit loss recognition process is independent of the process for the removal of impaired loan from the balance sheet”. In relation to this, the disclosure included on page 89 makes reference to the credit loss recognition (i.e. establishing the provision) stating that “According to Bank of Spain’s requirements, non-performing loans must be wholly provisioned (hence all the credit loss recognized) when they are more than 24 months overdue, or after more than 6 years for secured mortgage loans” while the disclosure on page 61 makes reference to the process by which  the formal removal of both the impaired loan and the loan loss provision from the balance sheet (“charge-off”) occurs stating that “... the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery”.

We respectfully refer the Staff to page 90 of our 2009 Form 20-F where additional disclosures are included in order to clarify the relationship between the abovementioned procedures:

 “The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (the maximum period established in the Bank of Spain regulations), depending on management’s view as to the recoverability of the loan. After that period, the loan balance and its specific allowance are removed from the balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group”.

These periods are the maximum established by the Bank of Spain; however we remove loans (already fully provisioned)  from the consolidated balance sheet when the recovery of any recognized amount is considered to be remote, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

b.
Further, tell us what you mean by “wholly provisioned” and why an impaired loan would not need to be wholly provisioned to recognize the full amount of credit loss on the loan at the time it was initially deemed to be impaired.

The expressions “wholly provisioned” and “fully provisioned” both refer to loans with a loan loss allowance equal to 100% of the loan balance. We will revise the text in our future filings and use one term (“fully provisioned”) to refer to such loans.

In relation to the second part of the question, when a loan is deemed partially uncollectible, a provision is recorded (charged against earnings) as opposed to a partial charge off (removal from the balance sheet), since a partial charge-off is not permitted by the Bank of Spain.  If a loan becomes entirely uncollectible, the provision is increased to 100% of the loan balance. Accordingly, we recognize a credit loss on any loan at the time it is deemed to be impaired.

In future fillings we will revise the current disclosure in the caption “Critical accounting policies –Allowance for credit losses” to include this explanation.

c.
In light of the fairly long-term triggers such as two to six years as referenced above and in order to provide transparency into the length of delinquencies within your portfolio, please tell us and revise your future filings to provide an aging of your past due loans by category that quantifies by series of buckets to understand the length of time loans have been past due. Please provide sufficient granularity in your buckets to allow the reader to understand the progression of loans over time. Provide narrative disclosure addressing any delinquency trends reflected.

Note 10.d to our Consolidated Financial Statements (page F-87 of the 2009 Form 20-F) shows a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2009, classified by age of the oldest past-due amount. As of December 31, 2009, balances with past-due amounts of more than 24 months amounted to €905 million (3.8% of total impaired loans) and included only mortgage loans. We have taken into consideration the Staff’s comments and in order to provide greater transparency into the length of delinquencies within our portfolio we propose to include in future filings under “Item 4 Information of the Company. B. Business Overview. Impaired Balances” the table included in Note 10.d and the following additional information which identifies the loan type of the impaired balances with past-due amounts of more than 24 months:

“The financial assets classified under the caption “loans and receivables” of our balance sheet as of December 31, 2009 which are considered to be impaired due to credit risk, and bear past-due amounts of more than 24 months amounted to €905 million (3.8% of total impaired loans). This balance corresponds entirely of mortgage loan balances of which 97% are between 24 and 36 months past due and 3% between 36 and 48 months past due.”

In relation to the last part of the question we will include in future filings under “Item 4. Information of the Company - B. Business Overview - Evolution of Impaired Balances” of our Form 20-F narrative disclosure addressing our delinquency trend which has been affected by the macroeconomic environment: “Our loan portfolio has been affected since 2008 due to several reasons: downturn in the real estate market, increase in unemployment level above historical levels and deteriorations of the quality of our consumers´ capacity for payment. Consequently we have experienced an increase in the number of defaults in our mortgage (both individuals and enterprises loans) and consumer loans.”

Movements in Allowances for Credit Losses, page 62

8.	Please revise future filings to present the ratio of net charge offs against credit loss allowance to average loans outstanding for all periods, as required by Item IV.A of Industry Guide 3.

Response

In consideration of the Staff´s comment regarding the presentation of the ratio of net charge offs against credit loss allowance to average loans outstanding for all periods in Item IV.A of Industry Guide 3, we propose expanding the information in the table “Movements in allowances for credit losses” (presented on page 62 of the 2009 Form 20-F) to include the following information:

	2009	2008	2007	2006	2005
Average loans	In thousands of euros
Borrowers in Spain	230,641,779	235,002,141	215,521,349	177,426,121	141,048,015
Borrowers outside Spain	436,857,260	340,938,627	330,253,241	297,802,187	249,372,127
Total	667,499,039	575,940,768	545,774,590	475,228,308	390,420,142

Ratio Net Charge offs against loan loss allowance to average loans
Borrowers in Spain	0.49%	0.26%	0.20%	0.08%	0.09%
Borrowers outside Spain	1.78%	0.95%	0.69%	0.56%	0.37%
Total	2.26%	1.21%	0.89%	0.65%	0.45%

9.
Please tell us and revise your future filings to more clearly identify the factors that led to the significant increase in charge-offs in 2009 compared to 2008. In particular, please clearly address the increase in charge-offs in commercial loans outside of Spain. Identify and discuss the trends you experienced and your expectations for how and the extent to which these identified trends will continue to affect you in terms of future impairment losses charged to the income statement and future charge-offs.

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed disclosure in future filings to explain the factors that led to the increase in charge-offs in 2009 compared to 2008. This disclosure will be included below the table “Movements in Allowances for Credit Losses” on page 62 of our Form 20F.

“The evolution of charge-offs between 2009 and 2008 is the following:

	2009	2008	Variation
Charge offs against credit loss allowance	In millions of euros
Borrowers in Spain	(1,237)	(731)	(506)
Borrowers outside Spain	(8,558)	(3,821)	(4,737)
Total	(9,795)	(4,552)	(5,243)

The €4,737 million increase outside Spain can be explained as follows:

Charge offs as of December 31, 2008	(3,821)
Changes in the scope of consolidated entities	(2,390)
Macroeconomic environment	(1,453)
Impact of exchange rates	(894)
Charge offs as of December 31, 2009	(8,558)

The increase in “Changes in the scope of consolidated entities” compared to the prior year is mainly due to the following as explained in Note 1-h to the Financial Statements: Banco Real has been fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008; prior to then, it was accounted for using the equity method. Accordingly 2008 charge-offs correspond to only three months while 2009 figures include a complete year. In addition, other significant acquisitions were carried out at the end of 2008 (Alliance & Leicester) and in January of 2009 (Sovereign Bancorp).

Additionally the deterioration of the macroeconomic environment during the last three years has caused an increase of impaired assets and consequently an increase of charge-offs. Market turmoil, economic recession and increasing unemployment coupled with declining consumer spending and declining values of asset collateral, especially in the United Kingdom, the United States and certain Latin American countries (as well as Spain) has affected the financial conditions of our borrowers, which has in turn caused an increase in our non-performing ratios and consequently in an increase of charge-offs.  We estimate that this trend will continue during 2010 due to the expected evolution of the macroeconomic environment and the increase in nonperforming loan balances in 2009.”

10.
Please address the following regarding the line item titled “Inclusion of acquired companies’ credit loss allowances” in your rollforward of the Allowance for credit losses on page 62. The same amounts appear to be titled “Inclusion of entities in the group in the year” in your roll forward on page F-86.

a.	Tell us and revise your future filings to more clearly describe the nature of the amounts presented in this line item.

b.	To the extent that this line item represents allowances related to loans acquired in business combinations, please tell us how you considered the guidance of paragraph B41 of IFRS 3.

c.
Revise your credit quality disclosures to more clearly identify, discuss, and quantify the impact of your accounting treatment of loans acquired in business combinations on your allowance, impairment losses charged to income statement, charge-offs, and related ratios. If true, discuss the fact that since no allowance is recognized on these loans at the acquisition date, your allowance, impairment losses charged to income statement, charge-offs, and related ratios will be affected and may not be comparable to prior periods or to your competitors.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined:

a.	Tell us and revise your future filings to more clearly describe the nature of the amounts presented in this line item.

The line items titled “Inclusion of acquired companies’ credit loss allowances” and “Inclusion of entities in the group in the year” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period, after the acquired receivables have been measured at their acquisition fair values.

We will revise future filings and use the caption “Addition of entities in the Group” to refer to the valuation allowance for loans acquired in business combinations and include the explanation of the caption in the text of the disclosure.

b.	To the extent that this line item represents allowances related to loans acquired in business combinations, please tell us how you considered the guidance of paragraph B41 of IFRS 3.

In January 2008, the IASB revised IFRS 3 and included the guidance in paragraph B41. In accordance with paragraph 64 of IFRS 3 and as mentioned in Note 1-b) to our financial statements, we elected prospective application to business combinations for acquisitions made on or after January 1, 2010.

According to both IFRS 3 and revised IFRS 3, the fair value of assets of the acquired entities are estimated and recognized in the consolidated balance sheet as of the acquisition date; therefore, the application of guidance in paragraph B41 of revised IFRS 3 does not modify the recognized value of all assets under both standards but it does affect the related disclosures as previously an associated provision was presented separately in the notes to the financial statements and, after application of the guidance, the fair value of asset will be disclosed net.

c.
Revise your credit quality disclosures to more clearly identify, discuss, and quantify the impact of your accounting treatment of loans acquired in business combinations on your allowance, impairment losses charged to income statement, charge-offs, and related ratios. If true, discuss the fact that since no allowance is recognized on these loans at the acquisition date, your allowance, impairment losses charged to income statement, charge-offs, and related ratios will be affected and may not be comparable to prior periods or to your competitors.

As detailed in Note 3 to the Financial Statements of the Form 20F, during the past several years we have carried out significant acquisitions such as Abbey National in 2004, Banco Real and Alliance and Leicester in 2008 and Sovereign Bancorp in 2009. Taking this into account, in order to facilitate the comparison of our allowances, impairment losses, charge-offs and related ratios to prior periods and/or to our competitors we decided to disaggregate for each of the five years the line items titled “Inclusion of acquired companies’ credit loss allowances” or “Inclusion of entities in the group in the year” and disclose the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the corresponding year.

Accordingly, since the disclosure is a disaggregation of the allowances related to loans acquired in business combinations, our impairment losses charged to income statement, charge-offs, and related ratios are not affected by our accounting treatment and, therefore, they are comparable to prior periods and to our competitors.

We will comply with the new guidance (included in revised IFRS 3) in future filings and will include a discussion of the accounting treatment of loans acquired in business combinations, including the effect on the comparability of the related ratios.

Other Non-Accruing Balances, page 67

11.	We note your reference to restructured loans. Please revise your future filings to address the following:

a.	Discuss how you identify loans to be restructured;

b.	Quantify the amount of restructured loans (by loan type), and separately disclose the amounts in accrual and nonaccrual status;

c.
Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

d.	Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

e.
Discuss how restructured loans impact the timing of the recording of the provisions for impairment losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

Response

With respect to the Staff’s comments above, we recognize that the term “restructured loans” included on page 67 of our 2009 Form 20-F could be confusing. Accordingly, we present below the modifications to the paragraph that we will include in future filings (we have underlined the wording that we have added and struck through deleted text):

“As of December 31, 2007, 2008 and 2009, the amounts of “~~restructured~~ refinanced loans” (see definition of refinancing in Item 11. Part 4 “Quantitative and qualitative disclosures about market risk - Credit Risk”), were €465.2 million, €648.7 million and €3,829 million, respectively~~. Restructured loans are those which~~ have ~~been reclassified from non-performing loans to normal investment under certain conditions of payment and increase in guarantees~~ The ~~strong~~ large increase in 2009 is directly related to the increase in non-performing loans ~~explained~~ shown in the table above and the application of the policy described in the mentioned Item 11.Part 4.”

Additionally, in response to the Staff’s questions a, d and e and, in order to clarify our policy related to restructured loans, in future filings we will enhance our disclosure under Item 11. Part 4 “Quantitative and qualitative disclosures about market risk - Credit Risk”, as follows (we have underlined the wording that we have added and struck through deleted text on pages 223 and 224 of our 2009 Form 20-F):

“~~Refinancing~~ Restructuring and Payment Agreements

Restructuring

~~Refinancing~~ Restructuring is one of the management tools, used with customers who demonstrate difficulties in meeting their payment obligations with us on the valid contractual terms, which permits an ~~to~~adjustment of the maturity structures of principal and interest payments to correspond to the new payment capacity of customers.

Our recovery business area continually monitors the loan portfolio to identify customers who are having difficulties complying with the current terms of their loans. Factors considered are frequent late payments, non-payment or reduced income levels which would indicate that the customer might require a change in their loan terms due to changes in their economic situation.  Restructuring is primarily focused on customers with low capacity to meet current payment obligations and a willingness to pay. In these cases the non-compliance is caused by deterioration in payment capacity which can be mitigated, through modifications to the loan terms by adjusting the periodic payment requirements to match their current payment capacity. Our recovery business areas with our Risk Department carry out centralized actions to monitor and approve any modifications of loan terms.

We distinguish between two types of restructuring of operations depending upon the situation:

•	Renewing (“reconducción”): refers to operations with a normal or irregular but non-doubtful situation.

•	Refinancing: refers to operations classified as doubtful, due to non payment or other situations.

At Grupo Santander, these transactions are restricted, on the basis of rigorous and selective criteria, to
•	Viable operations,
•	Operations where the customer intends to pay,
•	Operations which improve the Bank’s position in terms of expected loss, and
•	Operations where the ~~refinancing~~ restructuring does not discourage the additional effort by the customer.

The Group has defined the Corporate Policy of Restructurings in order to ensure~~s~~ homogeneous and rigorous application of these criteria within the various units. The ~~which must fulfil the following~~ general principles are the following:

•	The customer’s risk is assessed overall, irrespective of the situation of each individual contract, and all the risks are provided with the highest possible level of guarantees.
•	As a general rule, the risk with the customer is not increased.
•	All the alternatives to the restructuring and its effects are evaluated, ensuring that the results ~~of it~~ are better than what might have been obtained if nothing was done.
•	Particular attention is paid to collateral and the possible future evolution of its value.
•	Its use is restricted, giving precedence to the renewal of risks with additional efforts by the customer and avoiding situations that only postpone the problem.
•	The restructured operations are placed under special watch.

Our Corporate Policy permits various types of loan restructuring options based on the analysis of the deterioration in payment capacity and the characteristics of pre-existing risk, such as:

•	when there is a slight and prolonged deterioration in payment capacity:

o	extending the period: customers´ installment is reduced by lengthening the period of the transaction
o	final bullet (balloon payment): reduces installment by postponing part of the principal, which is paid together with the last payment

•	when there is a severe transitory deterioration in payment capacity:
o	increasing installment: implies that customer´s payment capacity shall improve gradually over time; thus, the installment increases gradually in order to adapt to the aforesaid payment capacity.
o	adjustment to short term: a grace period shall be applied on the principal during a reduced period, until the customer recovers its original payment capacity

These types can be implemented individually or in combination depending on the customer risk characteristics.

Refinancing does not refer ~~mean~~ to the release of provisions or the classification of these loans as normal, unless:

•	They meet the criteria in the regulations based on Bank of Spain circulars (payment of ordinary interest pending and new effective guarantees or reasonable certainty of payment capacity).

•
They fulfill the conditions which under prudent criteria are set out in the Group’s Corporate Policy ~~(sustained payment for between 3 and 12 months, on the basis of the operation’s features and the type of guarantees~~ which establishes the following calendar of payments that a borrower must make on the refinanced loans before we return the loan to accrual status:

Refinancing Period
	< 2 years	2-5 years	> 5 years
With collateral	3 installments
Without collateral	3 installments	9 installments	12 installments

Regarding the allowances for loan losses, according to our Corporate Policy, the ~~refinancing~~ restructuring should not have an influence on the allocation of provisions to a certain operation. If the contract proceeds from a doubtful loan situation the provision which might have been allocated shall be maintained.

Payment Agreements

The above~~These~~ criteria are primarily~~mainly~~ aimed at those situations of low impact on the customer’s payment capacity, which are estimated to be of medium/long duration. On a more restrictive basis, more serious cases where the payment difficulty is estimated to be short term ~~not last long~~ can also be considered. The most severe~~st~~ cases (the forgiveness of any part of principal or interest and/or the existence of delays in payment in excess of 180 days is considered enough evidence) are not ~~susceptible to~~ eligible for ~~refinancing~~ loan restructuring and other solutions (“payment agreements”) to recover the appropriate amount must be sought. Our Risk Department evaluates on a case by case basis to find the best solution in each of these situations.

Loans under “payment agreements” are maintained as non-accrual until entirely recovered.  Allowances for loan loss provisions shall be maintained or increased if the term of the payment agreement requires it.

In addition to close monitoring of these portfolios by our risk management teams, the various supervisory authorities to which the Group is subject as well as internal audit division pay particular attention to controlling and assessing ~~the refinanced~~ these portfolios.”

Finally, regarding the Staff’s comments b and c, we are working to enhance in future filings our disclosures related to the quantification of the amount of restructured loans by type, disclosing separately the amounts in performing and non-performing status as well as any other relevant information.

Item 5. Operating and Financial Review

G. Other Disclosures — Higher-Risk Loans, page 126

12.
We note your reference to an “affordability rate” here and on page 219. Please revise future filings to include a description of this measure and to discuss in detail how this measure relates to your lending policies and procedures.

Response

Taking into consideration the Staff’s comment we will revise future filings to include the following description of this measure and will include a discussion to explain how this measure relates to our lending policies and procedures:

“All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk, affordability and appropriateness.

In the analysis of the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments, taking into consideration other income that the customer may receive. In addition, the analyst must conclude about whether if the customer´s income will be stable over the term of the loan.

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested operation + monthly payments for other loans) /( Net monthly salary + other monthly justified income).

This index is considered a predictability ratio to evaluate the customer´s payment capacity. The ratio indicates the percentage of a customer´s income that is currently available to repay debt obligations.  For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criterion or in prescriptive analyses (decision trees/ rules/ decision models).”

Item 18. Financial Statements

Note 2. Accounting Policies and Measurement Bases

b(v) Basis of consolidation—Other matters, page F-23

13.
We note your disclosure related to “companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2009 and which, therefore, were accounted for as subsidiaries.” Please tell us and revise future filings to disclose more information related to these entities as well as your basis under the accounting literature for consolidation. In your response and disclosures, please specifically address the purpose of the various entities and describe the meaning and purpose of your term “decision-making unit”.

Response

According to IAS 27, paragraph 13, control also exists when the parent owns half or less of the voting power of an entity when there is:

(a)	Power over more than a half of the voting rights by virtue of an agreement with other investors

(b)	Power to govern the financial and operating policies of the entity under a statute or an agreement

(c)	Power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control the entity is by that board or body, or

(d)	Power to cast the majority of votes at meetings of a board of directors or equivalent governing body and control of the entity is by that board or body.

As of December 31, 2009, the Group accounted for as subsidiaries Luri 1, S.A., Luri 2, S.A., Luri 3, S.A. and Luri Land, S.A., as the Group appoints the sole administrator of these entities and, consequently, the Group has the power and therefore the control over these entities as described in IAS 27 paragraph 13 (c).

The lines of business and other information related to these entities is included in Exhibit I of our 2009 Form 20-F.

The term “decision-making unit” is a translation of a Spanish expression equivalent to control of an entity. To clarify the meaning and purpose of the term, we propose to modify the disclosure in future filings as follows and include the following text, deleting the previous one:

At December 31, 2009, the Group controlled and therefore consolidated the following companies for which it held less than 50% ownership interest: (i) Luri 1, S.A., (ii) Luri 2, S.A., (iii) Luri 3, S.A. and (iv) Luri Land, S.A. The Group held ownership interests in these entities of 5.58%, 4.81%, 9.62% and 5.15%, respectively (see Exhibit I). Although the Group holds less than half of the voting rights, it has the power to appoint the sole administrator of the governing body and as a result is able to exert control in these entities. The impact of the consolidation of these entities is not material to the Group´s consolidated financial statements.

The corporate purpose of these entities is the acquisition and general operations of business properties, which would include activities such as renting, buying and sale of real estate.

j. Reinsurance assets and liabilities under insurance contracts, page F-39

14.
Please tell us and revise future filings to disclose the type(s) of insurance offered (e.g. health, life, etc.) and a description of each type(s) offered. To the extent your accounting policies vary by type of insurance underwritten, please expand to clarify.

Response

We have taken into consideration the Staff’s comments and we indicate below our proposed disclosure in future filings to enhance the understanding of our types of insurance offered. This information will be included in Note 15 Liabilities under insurance contracts and Reinsurance assets:

“We engage in insurance and reinsurance transactions in Spain, Portugal, Brazil, Mexico, Chile, Argentina and Uruguay through Group companies. The main products offered are directed toward individuals who are current clients of the Bank. The products include life insurance coverage and non-life insurance, as well as life savings products (“Vida Ahorro”) that are primarily in the form of a risk holder (unit link type) where the investment risk is borne by the client. The range of insurance products offered are: Life with a guarantee in case of death (13% of premiums), unemployment (1% of premiums), home (3% of premiums) various non-life products (3% premiums) and life insurance savings (80% of premiums). Most liabilities under insurance contracts that are included in the Group´s consolidated financial statements belong to life insurance savings, the vast majority of which are measured at the fair value of the investments related to such contracts (risk holder insurance).”

Additionally, in light of the Staff´s comment, we have reviewed the language contained in Note 2.j of the 2009 Form 20-F relating to our accounting policies for insurance contract liabilities and we confirm that from an accounting perspective there are not significant differences between the products and therefore the mentioned accounting policies do not vary by type of insurance underwritten. Taking this into account, the overall weight of this activity for the Group, and the fact that 80% of insurances underwritten are related to only one product type (life insurance savings),we do not believe more specific disclosure of the accounting policies by type of products of other activities is required and we propose to retain our present disclosure in Note 2 j of the 2009 Form 20-F.

Note 7. Debt Instruments, page F-79

15.
We note that approximately 46% and 60% of your total debt instruments portfolio relates to securities either issued by financial institutions or other fixed-income securities. In an effort to provide greater transparency and granularity in your disclosure, please consider disaggregating these categories further into additional classes of financial instruments. In addition, please consider disclosing the underlying securities’ credit ratings or issuer financial condition. Please provide us with your proposed revised future filings disclosures.

Response

We have taken into consideration the Staff´s comment relating to our portfolio of debt instruments disclosures and in an effort to provide greater transparency with more detailed information, we propose to include in future filings the following changes in Note 7 of our consolidated financial statements (on page F-79 of our 2009 Form 20-F):

•	A new disclosure detailing private debt into classes of financial instruments as follows:

Thousands of euros

Mortgage-backed securities
Asset-backed securities
Floating Rate Notes
Fixed-income securities
Other securities

•	additional information in tabular format which presents the debt instruments by geographical location of the issuer or counterparty as follows:

(thousands of euros)	Sovereign	Private
	debt	debt	Total	%

Spain
UK
Portugal
Rest of Europe
USA
Brazil
Mexico
Chile
Rest of Latin America
Rest of the world

TOTAL				100%

•	additional information in tabular format which presents the debt instruments by credit rating of the issuer or counterparty as follows:

(thousands of euros)	Sovereign	Private
	debt	debt	Total	%

AAA
AA
A
BBB
Below BBB
Unrated

TOTAL				100%

16.
We were unable to locate disclosure of the total gross unrealized gains and/or losses for either your available-for-sale debt instruments or your available-for-sale equity instruments, which are disclosed in Note 8 beginning on page F-80. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale investment portfolio. For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities. Please tell us and, in order to provide greater transparency to the reader, also consider disclosing the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type.

Response

In benefit of transparency and taking into consideration the Staff’s comments, in future filings we will enhance the information about the available for sale securities by expanding our disclosure in Note 8.a to our financial statements with the total unrealized gains and/or losses for both our available for sale debt securities and available for sale equity instruments:

“At the end of each year, the Group makes an assessment of whether there is any objective evidence that any of its available for sale securities (debt and equity securities) is impaired. The analysis includes, among other factors, the evolution of the fair value of each asset, the aging of losses if any, information about the counterparty’s liquidity, solvency and business, the existence of any default or material adverse change in the issuer´s capacity to pay, general economic conditions, etc. In those cases where the Group considers that presence of one or several of these factors could impact on the recoverable amount or the estimated future cash flows of the security, an impairment loss is recognized. Note 8.d to the financial statements in our 2009 Form 20F shows the impairment losses recorded by the Group during the year.

Additionally, the following table shows the breakdown as of December 31, 2009, by security type and by geographical location of the issuer, of the unrealized gains and the unrealized losses (recognized as Valuation adjustments in Equity) of our available for sale portfolio:

	December 31, 2009
Millions of Euros	Unrealized gains	Unrealized losses	Net unrealized gains and losses	Fair value

Debt securities
Government and Central Bank debt
Spain	250	(10)	240	28,208
Other European countries	17	(4)	13	3,996
Latin America and other countries	172	(135)	37	26,409
Private debt	390	(165)	225	20,677
TOTAL DEBT SECURITIES	829	(314)	515	79,289

Equity securities
Domestic
Spain	86	(282)	(197)	2,478
International
United States	83	(5)	79	1,168
Other European countries	-	(192)	(192)	1,734
Latin America and other countries	655	(215)	440	1,952
TOTAL EQUITY SECURITIES	824	(694)	130	7,331
Of which:
Listed	667	(668)	(1)	5,877
Unlisted	157	(26)	131	1,455

For those securities that presented unrealized losses as of December 31, 2009, we completed the assessment mentioned above and concluded that no additional impairments were needed.”

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Depending on the nature and applicability of new or enhanced disclosures to our future filings suggested above, several of them have been introduced in our Form 6K for the six months ended June 30th, 2010 filled on October 19, 2010, while the remaining will be introduced in our 2010 Form 20F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-558-18-60.

Very truly yours, /s/ José Antonio Alvarez José Antonio Alvarez Chief Financial Officer